# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JOINT Corp, CIK 0001612630
CUSIP: 47973J102
Title of class of securities: Common
Address of issuer's principal executive offices: 16767 N PERIMETER DRIVE, 16767 N PERIMETER DRIVE, SCOTTSDALE, Arizona (AZ), 85260
Date of event which requires filing of this statement: 08/18/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001232587-25-000006
Filed by CIK 0001232587

## Reporting persons
- JOBSON CHARLES E: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,075,994; shared voting power 0; sole dispositive power 1,075,994; shared dispositive power 0; aggregate amount beneficially owned 1,075,994 (7% of the class)

## Item 1. Issuer
Name of issuer: JOINT Corp
Address of issuer's principal executive offices: 16767 N PERIMETER DRIVE, 16767 N PERIMETER DRIVE, SCOTTSDALE, ARIZONA, 85260.

## Item 2. Person Filing
Name of person filing: Charles E. Jobson
Address of principal business office or, if none, residence:
39 Livingston Road
Wellesley, MA 02482
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned: 1,075,994
Percent of class: 7.01
Sole power to vote or to direct the vote: 1,075,994
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,075,994
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- JOBSON CHARLES E: Charles E. Jobson, Individual Filer (08/21/2025)